SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELETRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 171st EGM CONSOLIDATED VOTING MAP

Item	Description	For	% For	Against	% Against	Abstain	% Abstain
	1. To approve the rectification of item 1 of the decision of the 170th Extraordinary General
	Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary
	General Meeting held on December 28, 2017, changing so that the date of transfer of the
	control of Companhia de Eletricidade do Acre (hereinafter referred to as "Eletroacre") occurs
	until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI
	Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 421/2016, as
	amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in
1	the act of holding the 171st Extraordinary General Meeting, the occurrence of the following	173,888,893	100.00%	-	0.00%	-	0.00%
	events up to the date of the auction (i) the Granting Authority has ensured that the
	resources necessary to operate, maintain and make investments related to the provision of
	the public service of the respective distribution company are provided by the tariff and/or the
	Federal Government and/or the Sectoral Funds, maintaining the economic and financial
	balance of the entire designation period, since August 5, 2016, without any contribution of
	resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree
	9,192/2017 has been rejected;

Item	Description	For	% For	Against	% Against	Abstain	% Abstain
	2. To approve the rectification of item 4 of the decision of the 170th Extraordinary General
	Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary
	General Meeting held on December 28, 2017, changing so that the date of transfer of the
	control of Centrais Elétricas de Rondônia S.A (hereinafter referred to as "Ceron") occurs until
	December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI
	Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 422/2016, as
	amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in
2	the act of holding the 171st Extraordinary General Meeting, the occurrence of the following	173,888,893	100.00%	-	0.00%	-	0.00%
	events up to the date of the auction (i) the Granting Authority has ensured that the
	resources necessary to operate, maintain and make investments related to the provision of
	the public service of the respective distribution company are provided by the tariff and/or the
	Federal Government and/or the Sectoral Funds, maintaining the economic and financial
	balance of the entire designation period, since August 5, 2016, without any contribution of
	resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree
	9,192/2017 has been rejected;

Item	Description	For	% For	Against	% Against	Abstain	% Abstain
	3. To approve the rectification of item 7 of the decision of the 170th Extraordinary General
	Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary
	General Meeting held on December 28, 2017, changing so that the date of transfer of the
	control of Boa Vista Energia S.A (hereinafter referred to as "Boa Vista Energia") occurs until
	December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI
	Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 425/2016, as
	amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in
3	the act of holding the 171st Extraordinary General Meeting, the occurrence of the following	173,873,393	99.99%	-	0.00%	15,500	0.01%
	events up to the date of the auction (i) the Granting Authority has ensured that the
	resources necessary to operate, maintain and make investments related to the provision of
	the public service of the respective distribution company are provided by the tariff and/or the
	Federal Government and/or the Sectoral Funds, maintaining the economic and financial
	balance of the entire designation period, since August 5, 2016, without any contribution of
	resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree
	9,192/2017 has been rejected;

Item	Description	For	% For	Against	% Against	Abstain	% Abstain
	4. To approve the rectification of item 10 of the decision of the 170th Extraordinary General
	Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary
	General Meeting held on December 28, 2017, changing so that the date of transfer of the
	control of Amazonas Distribuidora de Energia S.A. (hereinafter referred to as "Amazonas
	Energia") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017,
	amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number
	420/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it
	is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of
	the following events up to the date of the auction (i) the Granting Authority has ensured that
4	the resources necessary to operate, maintain and make investments related to the provision	173,888,893	100.00%	-	0.00%	-	0.00%
	of the public service of the respective distribution company are provided by the tariff and/or
	the Federal Government and/or the Sectoral Funds, maintaining the economic and financial
	balance of the entire designation period, since August 5, 2016, without any contribution of
	resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree
	9,192/2017 has been rejected; (iii) that has been recognized by law, regulatory act or
	administrative or regulatory means, of the full reimbursement by the CDE/CCC of the costs
	related to the gas supply contract No. OC1902/2006 and additives, in order to guarantee its
	non-onerosity according to Law nº 12,111/2009;

Item	Description	For	% For	Against	% Against	Abstain	% Abstain
	5. To approve the rectification of item 13 of the decision of the 170th Extraordinary General
	Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary
	General Meeting held on December 28, 2017, changing so that the date of transfer of the
	control of Companhia Energética do Piauí (hereinafter referred to as "Cepisa") occurs until
	December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI
	Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 423/2016, as
	amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in
5	the act of holding the 171st Extraordinary General Meeting, the occurrence of the following	173,888,893	100.00%	-	0.00%	-	0.00%
	events up to the date of the auction (i) the Granting Authority has ensured that the
	resources necessary to operate, maintain and make investments related to the provision of
	the public service of the respective distribution company are provided by the tariff and/or the
	Federal Government and/or the Sectoral Funds, maintaining the economic and financial
	balance of the entire designation period, since August 5, 2016, without any contribution of
	resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree
	9,192/2017 has been rejected;

Item	Description	For	% For	Against	% Against	Abstain	% Abstain
	6. To approve the rectification of item 15 of the decision of the 170th Extraordinary General
	Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary
	General Meeting held on December 28, 2017, changing so that the date of transfer of the
	control of Companhia Energética de Alagoas (hereinafter referred to as "Ceal") occurs until
	December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI
	Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 424/2016, as
	amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in
6	the act of holding the 171st Extraordinary General Meeting, the occurrence of the following	173,888,893	100.00%	-	0.00%	-	0.00%
	events up to the date of the auction (i) the Granting Authority has ensured that the
	resources necessary to operate, maintain and make investments related to the provision of
	the public service of the respective distribution company are provided by the tariff and/or the
	Federal Government and/or the Sectoral Funds, maintaining the economic and financial
	balance of the entire designation period, since August 5, 2016, without any contribution of
	resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree
	9,192/2017 has been rejected;

Item	Description	For	% For	Against	% Against	Abstain	% Abstain
	7. To approve, if items 1, 2, 3, 4, 5 or 6 are not deliberated or disapproved, or in case of
7	failure to comply with any of the conditions listed in items 1 to 6, the beginning of dissolution	173,686,593	99.88%	-	0.00%	202,300	0.12%
	and liquidation of respective distribution company (object of the referenced items);

Item	Description	For	% For	Against	% Against	Abstain	% Abstain
	8. To elect 01 (one) effective member to the Board of Directors of the Company, to fulfill the
	remainder of the term of Mr. Esteves Pedro Colnago Júnior, a former member appointed by	125,341,988	72.08%	1,614,627	0.93%	46,932,278	26.99%
8	the Minister of State for Planning, Development and Management, who resigned; WALTER
	BAERE DE ARAÚJO FILHO

Item	Description	For	% For	Against	% Against	Abstain	% Abstain
	9. To elect 01 (one) effective member and its respective deputy to the Company's Fiscal
9	Council, pursuant to article 50, I of the Company's Bylaws. EDUARDO COUTINHO GUERRA	126,956,615	73.01%	-	0.00%	46,932,278	26.99%
	and MÁRCIO LEÃO COELHO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.